

July 13, 2010

Via U.S. Mail and Facsimile to 408-907-8097

Patrick C.S. Lo
Chairman and Chief Executive Officer
NETGEAR, Inc.
350 East Plumeria Drive,
San Jose, CA 96134

> **Re:** **NETGEAR, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-50350**

Dear Mr. Lo:

We have reviewed your filing and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed April 14, 2010

Compensation Discussion and Analysis, page 26

1.   We note you have not included any disclosure in response to Item 402(s). In your response letter, please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2.   We note that you did not pay any annual incentive compensation to your named executive officers in 2009. Even if payments are not made under the plan, you should disclose the annual operating income targets and individual objectives set under the plan if material.

3.   In the first full paragraph on page 29, we note you have not disclosed the performance targets for Mr. Werdann under the 2009 annual sales commission plan. In your response letter, please explain why and explain why his award increased in 2009 even though sales for the company declined dramatically compared to 2008.

4.   In the last two paragraphs on page 29, you discuss the equity awards made to your named executive officers. We note you base the size of the equity awards on a named executive officer's position and performance and the amount of equity awards held and vested. Please be advised that your discussion of the factors upon which you based the size of the equity awards is too general. Please provide more detailed disclosure, such as specific objective and subjective factors, that explains the size of certain grants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director